Hylsamex
Mexico's Steel

RECEIVED
2004 JUL 20 A 11: 36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-4252

July 15, 2004

04035658

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: Ismael de la Garza P.
Ismael De La Garza

Encl.

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

dlo 7/20

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Successfully Places Primary Offering of L Shares.	July 15, 2004
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs shareholders about payment procedure of HylsamxL shares.	July 15, 2004
3	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs to shareholders and holders of CPOs about the additional premium per HylsamxL share.	July 15, 2004
4	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX updates prospectus of HylsamxL share offering.	July 7, 2004

Hylsamex
Mexico's Steel

HYLSAMEX Successfully Places Primary Offering of L Shares

Monterrey, Mexico, July 15th, 2004 -- Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO and HylsamxL) ("Hylsamex" or "the Company") announced today the successful placement of 61 million Series L shares through a simultaneous primary equity offering in the Mexican and international markets. In addition, the Company has granted the underwriters an option to purchase for a period of 30 days an additional 9 million L shares to cover over-allotments. This offering, when combined with up to approximately 33 million L shares corresponding to preemptive rights for which deposits have already been received, could bring the total issuance of L shares to 103 million. Gross proceeds to the Company could amount up to approximately US$144 million.

The pricing of the new offering was set at Ps.16.00 per L share, a price that also applies to the subscription of rights. The new L shares will start trading today using the ticker "HylsamxL" and will be transacted exclusively on the Bolsa Mexicana de Valores.

In the Mexican tranche of the offering, Acciones y Valores acted as lead manager, with Casa de Bolsa Banorte and Casa de Bolsa BBVA Bancomer as co-managers. Joint book-running managers for the international tranche of the transaction were JPMorgan and Credit Suisse First Boston, with Morgan Stanley as co-manager.

Net proceeds of the transaction will be fully applied to the partial prepayment of bank debt held at the holding company level (Hylsamex, S.A. de C.V.), designated as "Facility B". The prepayment meets the minimum US$100 million required to cancel the pledge against the B shares which were given as collateral, thus triggering the cancellation of the Hylsamex CPOs and the release of the underlying B shares. The Company will promptly inform the holders of CPOs and shareholders in general about the procedures concerning this exchange.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron. The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Hylsa mex
El Acero de México®

HYLSAMEX Coloca Exitosamente Oferta Primaria de Acciones L

Monterrey, México, Julio 15, 2004 -- Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy la exitosa colocación de 61 millones de acciones Serie L en una emisión de capital realizada simultáneamente en los mercados de capital locales e internacionales. Adicionalmente, la Compañía ha otorgado a los intermediarios colocadores la opción de comprar 9 millones de acciones Serie L adicionales durante un período de 30 días para cubrir la sobreasignación. Esta colocación, combinada con aproximadamente 33 millones de acciones Serie L que corresponden a una oferta de derechos de suscripción para la cual ya se han recibido los depósitos, podría llevar el total de acciones Serie L emitidas a 103 millones. La Compañía podría obtener recursos totales producto de esta emisión hasta por US$144 millones aproximadamente.

El precio de la oferta accionaria se fijó en Ps.16.00 por acción L, mismo que también aplica a los derechos de suscripción. Las nuevas acciones L comenzarán a cotizar hoy utilizando la clave de pizarra "HylsamxL" y operarán exclusivamente en la Bolsa Mexicana de Valores.

En el tramo local de la oferta, Acciones y Valores actuó como líder colocador, mientras que Casa de Bolsa Banorte y Casa de Bolsa BBVA Bancomer operaron como co-líderes. Los líderes del tramo internacional de la transacción fueron JP Morgan y Credit Suisse First Boston, junto con Morgan Stanley como co-líder.

La totalidad de los recursos netos de la transacción serán utilizados para el prepago parcial de deuda bancaria a nivel de la empresa tenedora (Hylsamex, S.A. de C.V.), denominada como "Facility B". Este prepago cumple con el mínimo de US$100 millones requerido para cancelar la garantía de las acciones B otorgadas como colateral y de esta manera, cancelar los Hylsamex CPOs, liberando las acciones B representadas por los CPOs. La Compañía informará oportunamente a los tenedores de los CPOs y a los accionistas en general, acerca del procedimiento de intercambio.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 7213 bytes.

Fecha de recepcion: Jul 15 2004 8:25:28:813AM.

Folio de recepcion: 55689.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 15/07/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

HYLSAMEX Coloca Exitosamente Oferta Primaria de Acciones L

EVENTO RELEVANTE

Monterrey, México, Julio 15, 2004 -- Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy la exitosa colocación de 61 millones de acciones Serie L en una emisión de capital realizada simultáneamente en los mercados de capital locales e internacionales. Adicionalmente, la Compañía ha otorgado a los intermediarios colocadores la opción de comprar 9 millones de acciones Serie L adicionales durante un período de 30 días para cubrir la sobreasignación. Esta colocación, combinada con aproximadamente 33 millones de acciones Serie L que corresponden a una oferta de derechos de suscripción para la cual ya se han recibido los depósitos, podría llevar el total de acciones Serie L emitidas a 103 millones. La Compañía podría obtener recursos totales producto de esta emisión hasta por US$144 millones aproximadamente.

El precio de la oferta accionaria se fijó en Ps.16.00 por acción L, mismo que también aplica a los derechos de suscripción. Las nuevas acciones L comenzarán a cotizar hoy utilizando la clave de pizarra "HylsamxL" y operarán exclusivamente en la Bolsa Mexicana de Valores.

En el tramo local de la oferta, Acciones y Valores actuó como líder colocador, mientras que Casa de Bolsa Banorte y Casa de Bolsa BBVA Bancomer operaron como co-líderes. Los líderes del tramo internacional de la transacción fueron JP Morgan y Credit Suisse First Boston, junto con Morgan Stanley como co-líder.

La totalidad de los recursos netos de la transacción serán utilizados para el prepago parcial de deuda bancaria a nivel de la empresa tenedora (Hylsamex, S.A. de C.V.), denominada como "Facility B". Este prepago cumple con el mínimo de US$100 millones requerido para cancelar la garantía de las acciones B otorgadas como colateral y de esta manera, cancelar los Hylsamex CPOs,

liberando las acciones B representadas por los CPOs. La Compañía informará oportunamente a los tenedores de los CPOs y a los accionistas en general, acerca del procedimiento de intercambio.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-07-15 08:25:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
15/7/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSAMEX Coloca Exitosamente Oferta Primaria de Acciones L

Eventos Relevantes:
Monterrey, México, Julio 15, 2004 -- Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO, HylsamxL) ("Hylsamex" o "la Compañía") anunció hoy la exitosa *colocación de 61 millones de acciones Serie L en una emisión de capital* realizada simultáneamente en los mercados de capital locales e internacionales. Adicionalmente, la Compañía ha otorgado a los intermediarios colocadores la opción de comprar 9 millones de acciones Serie L adicionales durante un período de 30 días para cubrir la sobreasignación. Esta colocación, combinada con aproximadamente 33 millones de acciones Serie L que corresponden a una oferta de derechos de suscripción para la cual ya se han recibido los depósitos, podría llevar el total de acciones Serie L emitidas a 103 millones. La Compañía podría obtener recursos totales producto de esta emisión hasta por US$144 *millones aproximadamente*.

El precio de la oferta accionaria se fijó en Ps.16.00 por acción L, mismo que también aplica a los derechos de suscripción. Las nuevas acciones L comenzarán a cotizar hoy utilizando la clave de pizarra "HylsamxL" y operarán exclusivamente en la Bolsa Mexicana de Valores.

En el tramo local de la oferta, Acciones y Valores actuó como líder colocador, mientras que Casa de Bolsa Banorte y Casa de Bolsa BBVA Bancomer operaron como co-líderes. Los líderes del tramo internacional de la transacción fueron JP Morgan y Credit Suisse First Boston, junto con Morgan Stanley como co-líder.

La totalidad de los recursos netos de la transacción serán utilizados para el prepago parcial de deuda bancaria a nivel de la empresa tenedora (Hylsamex, S.A. de C.V.), denominada como "Facility B". Este prepago cumple con el mínimo de US$100 millones requerido para cancelar la garantía de las acciones B otorgadas como colateral y de esta manera, cancelar los Hylsamex CPOs, liberando las acciones B representadas por los CPOs. La Compañía informará oportunamente a los tenedores de los CPOs y a los accionistas en general, acerca del procedimiento de intercambio.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill

con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 3899 bytes.

Fecha de recepcion: Jul 15 2004 7:56:40:963AM.

Folio de recepcion: 55686.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 15/07/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

COMUNICADO A ACCIONISTAS

EVENTO RELEVANTE

Se comunica a nuestros accionistas, a los tenedores de los certificados de participación ordinarios denominados "HYLSAMX CPO" (CPOs) y al público inversionista en general, que en virtud de la oferta pública primaria de suscripción de acciones de la nueva Serie "L" representativas del capital social de Hylsamex, S.A. de C.V. ("HYLSAMEX"), efectuada en esta misma fecha y contando con la conformidad de la Comisión Nacional Bancaria y de Valores así como de la Bolsa Mexicana de Valores, se determinó que:

1.- La liquidación de las acciones materia de la oferta pública primaria de suscripción de acciones Serie "L" de HYLSAMEX, se realice dentro de los 3 días hábiles siguientes a la fecha de su registro en la Bolsa Mexicana de Valores, concluyendo dicho plazo el próximo día 20 de julio del presente año;

2.- La liquidación de las acciones Serie "L" de HYLSAMEX, que se operen en el mercado con posterioridad a la oferta pública primaria, esto es en el mercado secundario durante la jornada bursátil del día 15 de julio, también serán liquidadas dentro de los 3 (tres) días siguientes a que se registren tales operaciones, coincidiendo la fecha de liquidación de tales operaciones con la fecha de liquidación de la propia oferta pública primaria referida en el punto anterior.

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-07-15 07:56:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
15/7/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
COMUNICADO A ACCIONISTAS

Eventos Relevantes:
Se comunica a nuestros accionistas, a los tenedores de los certificados de participación ordinarios denominados "HYLSAMX CPO" (CPOs) y al público inversionista en general, que en virtud de la oferta pública primaria de suscripción de acciones de la nueva Serie "L" representativas del capital social de Hylsamex, S.A. de C.V. ("HYLSAMEX"), efectuada en esta misma fecha y contando con la conformidad de la Comisión Nacional Bancaria y de Valores así como de la Bolsa Mexicana de Valores, se determinó que:

1.- La liquidación de las acciones materia de la oferta pública primaria de suscripción de acciones Serie "L" de HYLSAMEX, se realice dentro de los 3 días hábiles siguientes a la fecha de su registro en la Bolsa Mexicana de Valores, concluyendo dicho plazo el próximo día 20 de julio del presente año;

2.- La liquidación de las acciones Serie "L" de HYLSAMEX, que se operen en el *mercado con posterioridad a la oferta pública primaria, esto es en el mercado* secundario durante la jornada bursátil del día 15 de julio, también serán liquidadas dentro de los 3 (tres) días siguientes a que se registren tales operaciones, coincidiendo la fecha de liquidación de tales operaciones con la fecha de liquidación de la propia oferta pública primaria referida en el punto anterior.

Mercado Exterior:



EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6170 bytes.

Fecha de recepcion: Jul 15 2004 7:51:06:516AM.

Folio de recepcion: 55685.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON

15/07/2004

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

PRECIO DE SUSCRIPCIÓN DE LAS ACCIONES SERIE "L"

EVENTO RELEVANTE

Se comunica a aquellos accionistas y tenedores de los certificados de participación ordinarios denominados "HYLSAMX CPO" (CPOs), que hayan cubierto oportunamente el importe de la exhibición preliminar de $9.83 (nueve pesos y ochenta y tres centavos moneda nacional) por acción (la "Exhibición Preliminar"), que conforme a las facultades que le fueron delegadas por la Asamblea General Extraordinaria de Accionistas de HYLSAMEX, S.A. DE C.V. ("HYLSAMEX"), celebrada el 25 de junio de 2004 (la "Asamblea") y en los términos del aviso publicado el 28 de junio de 2004 en el Periódico Oficial del Estado de Nuevo León, el Presidente del Consejo de Administración tomando en consideración las condiciones imperantes en los mercados de valores, determinó el importe de la prima adicional en suscripción de las acciones de la Serie "L" emitidas por la Asamblea, en la cantidad de $6.17 (seis pesos y diecisiete centavos moneda nacional) por acción (la "Prima Adicional"), que sumada a la Exhibición Preliminar arroja un precio de suscripción de $16.00 (dieciséis pesos 00/100 moneda nacional) por acción, mismo precio al que se han ofrecido las acciones Serie "L" en la oferta simultánea en México, los Estados Unidos de América y otros mercados internacionales (la "Oferta Global"). Asimismo, se informa al público inversionista de dicho precio de suscripción de la Oferta Global.

Adicionalmente, se comunica que en los términos acordados por la Asamblea, solo aquellos accionistas y tenedores de CPOs que hubiesen realizado el pago de la Exhibición Preliminar, podrán confirmar el ejercicio de su derecho de

preferencia, mediante el pago de la Prima Adicional, a más tardar el 20 de julio de 2004, mismo día en que se liquidarán las acciones objeto de la Oferta Global.

Aquellos accionistas y tenedores de CPOs, que por convenir así a sus intereses, habiendo pagado la Exhibición Preliminar a través del S.D. Indeval S.A. de C.V., Instituto para el Depósito de Valores ("Indeval"), decidan no realizar el pago de la Prima Adicional, recibirán la devolución completa de la Exhibición Preliminar, debiendo presentar para tales efectos al Indeval, a más tardar al cierre de las operaciones en la Bolsa Mexicana de Valores del día 16 de julio del presente año, un comunicado en el que soliciten la devolución de dicha Exhibición Preliminar. Quienes hubieren realizado el pago de la Exhibición Preliminar directamente a HYLSAMEX, deberán solicitar en su caso, a esta Sociedad, la devolución correspondiente dentro del mismo plazo.

San Nicolás de los Garza, Nuevo León a 14 de julio de 2004.

Lic. Leopoldo Marroquín Morales
Secretario del Consejo de Administración

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


5500

Fecha de Recepción en BMV: 2004-07-15 07:51:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
15/7/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PRECIO DE SUSCRIPCIÓN DE LAS ACCIONES SERIE "L"

Eventos Relevantes:
Se comunica a aquellos accionistas y tenedores de los certificados de participación ordinarios denominados "HYLSAMX CPO" (CPOs), que hayan cubierto oportunamente el importe de la exhibición preliminar de $9.83 (nueve pesos y ochenta y tres centavos moneda nacional) por acción (la "Exhibición Preliminar"), que conforme a las facultades que le fueron delegadas por la Asamblea General Extraordinaria de Accionistas de HYLSAMEX, S.A. DE C.V. ("HYLSAMEX"), *celebrada el 25 de junio de 2004 (la "Asamblea") y en los* términos del aviso publicado el 28 de junio de 2004 en el Periódico Oficial del Estado de Nuevo León, el Presidente del Consejo de Administración tomando en consideración las condiciones imperantes en los mercados de valores, determinó el importe de la prima adicional en suscripción de las acciones de la Serie "L" emitidas por la Asamblea, en la cantidad de $6.17 (seis pesos y diecisiete centavos moneda nacional) por acción (la "Prima Adicional"), que sumada a la Exhibición Preliminar arroja un precio de suscripción de $16.00 (dieciséis pesos 00/100 moneda nacional) por acción, mismo precio al que se han ofrecido las acciones Serie "L" en la oferta simultánea en México, los Estados Unidos de América y otros mercados internacionales (la "Oferta Global"). Asimismo, se informa al público inversionista de dicho precio de suscripción de la Oferta Global.

Adicionalmente, se comunica que en los términos acordados por la Asamblea, solo aquellos accionistas y tenedores de CPOs que hubiesen realizado el pago de la Exhibición Preliminar, podrán confirmar el ejercicio de su derecho de preferencia, mediante el pago de la Prima Adicional, a más tardar el 20 de julio de 2004, mismo día en que se liquidarán las acciones objeto de la Oferta Global.

Aquellos accionistas y tenedores de CPOs, que por convenir así a sus intereses, habiendo pagado la Exhibición Preliminar a través del S.D. Indeval S.A. de C.V., Instituto para el Depósito de Valores ("Indeval"), decidan no realizar el pago de la Prima Adicional, recibirán la devolución completa de la Exhibición Preliminar, debiendo presentar para tales efectos al Indeval, a más tardar al cierre de las operaciones en la Bolsa Mexicana de Valores del día 16 de julio del presente año, un comunicado en el que soliciten la devolución de dicha Exhibición Preliminar. Quienes hubieren realizado el pago de la Exhibición Preliminar directamente a HYLSAMEX, deberán solicitar en su caso, a esta Sociedad, la devolución correspondiente dentro del mismo plazo.

San Nicolás de los Garza, Nuevo León a 14 de julio de 2004.

Lic. Leopoldo Marroquín Morales
Secretario del Consejo de Administración

Mercado Exterior:

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 2943 bytes.

Fecha de recepcion: Jul 9 2004 10:02:11:816AM.

Folio de recepcion: 55246.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2004-07-09 10:02:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
9/7/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
PARA SU PUBLICACION INMEDIATA

Eventos Relevantes:
Hylsamex anunció el día de hoy, que el prospecto preliminar relativo a la oferta pública primaria de suscripción de acciones Serie "L", representativas de su capital social, ha sido actualizado en sus Secciones "Factores de Riesgo" y "Accionistas", y que dicha actualización ya está reflejada en el ejemplar a su disposición en las páginas electrónicas de la Emisora (www.hylsamex.com.mx) así como en la página electrónica de la Bolsa Mexicana de Valores (www.bmv.com.mx).

Mercado Exterior: